No Act



DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act	Exchange Act of 1934
Section	15
Rule	n/a
Public Availability	12-3-07

December 3, 2007





07082666

Tanya Perez
President
eEmployers Solutions, Inc.
12211 Huebner Road
San Antonio, TX 78230

Re: No-Action Request of eEmployers Solutions, Inc. P.E. 10-4-07

Dear Ms. Perez:

In your letter dated October 4, 2007, on behalf of eEmployers Solutions, ~~Inc.~~ ("eESI"), you request assurances that the Division of Trading and Markets ("Division")[1] will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if eESI engages in the proposed activities described in your letter without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

Based on the facts and representations set forth in your letter, as supplemented by a conversation with the staff of the Division,[2] and without necessarily concurring in your analysis, the staff of the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if eESI engages in the activities described above without registering as a broker-dealer under Section 15(b) of the Exchange Act.[3] In particular, we note that eESI will have no discretion concerning the

[1] As of November 14, 2007, the Division of Market Regulation is now known as the Division of Trading and Markets.

[2] Telephone conversation between Elizabeth MacDonald, Special Counsel and Darren Vieira, Attorney Adviser, Division, and Tanya Perez, President, eESI (Dec. 3, 2007) (confirming that eESI is not an associated person of a broker-dealer).

[3] eESI's situation differs from the one where a registered representative proposes to establish a corporation or other entity that, among other things, is to receive the representative's commission from the registered broker-dealer. Such an entity would be considered an "Employee Owned Corporation." The staff of the Division has repeatedly declined to give no-action assurances under Section 15(a) in situations involving Employee Owned Corporations. *See, e.g.*, letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Christopher J. Juall and Marc S. Wolff, Wolff Juall Investments, LLC (May 17, 2005) (declining to grant no-action relief to the practice of routing commissions or other transaction-related compensation from a broker-dealer directly or indirectly to an unregistered entity for the benefit of the broker-dealer's registered representatives); letter from Barbara A. Stettner, Special Counsel, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Matthew D. Wayne, Vanasco, Wayne & Genelly, on behalf of a specialist member firm on the Chicago Stock Exchange (Feb. 17, 1999) (noting that absent an exemption, an entity that is to receive commissions or other transaction-related compensation in connection with securities-based activities generally must register as a broker-dealer); letter from David Shillman, Special Counsel, Office of Chief Counsel, Division of

amount or frequency of the salary, wage, commission or bonus payments to employees of the broker-dealer who have been placed on eESI's payroll,[4] and that eESI's broker-dealer clients will have sole and exclusive direction and control over the day-to-day professional activities of all of their employees. The response of the Division represents a staff position regarding enforcement action only, and does not purport to express any legal conclusions with respect to the applicability of the statutory or regulatory provisions of the federal securities laws or any self-regulatory organization rules. Moreover, this response is based upon the representations you have made, and any different facts or conditions might require a different response.

Sincerely,



Catherine McGuire
Chief Counsel
Office of Chief Counsel

Market Regulation, Securities and Exchange Commission, to Richard T. Angelillo, First Financial of Citrus County, Inc. (Sept. 22, 1998) (noting that there is no exemption from registration for corporate entities formed by registered representatives of broker-dealers that receive securities commissions); letter from Terry R. Young, Attorney, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Michael E. Dunn, Dunn & Swan, on behalf of Century Investment Group Incorporated (Jan. 29, 1996).

[4] The staff recognizes that eESI would require that all compensation be paid in a timely manner as required by law.


Employers Solutions, Inc.

Complete Human Resource, Employee Benefits & Payroll Services

October 4, 2007

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
Mail Stop 10-1
450 5th Street, N.W.
Washington, D.C. 20549

RE: *e*Employers Solutions, Inc.

Dear Ms. McGuire:

On behalf of *e*Employers Solutions, Inc., a Texas Corporation ("*e*ESI"), a professional employer organization, we respectfully request that the Division of Market Regulation (the "Division") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") that the Commission take any enforcement action under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in circumstances where *e*ESI offers certain professional employer services as described below to securities broker-dealer firms that are registered with the Commission pursuant to the Exchange Act.

We believe that the Exchange Act and relevant staff no-action letters permit *e*ESI to provide Professional Employer Organization services (sometimes called employee leasing services) to broker-dealers without *e*ESI registering as a broker-dealer under section 15 of the Exchange Act. Such precedent includes *Staff Management, Inc.*, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 2000 SEC No-Act Lexis 608,77,851 at 76,893 (April 27, 2000), and *EPIX Holdings Corporation*, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 466 (April 2, 2001). As was the case in the correspondence to your office from counsel for Staff Management, Inc. and EPIX Holdings Corporation, *e*ESI does not furnish temporary staffing services or facilities management. *e*ESI also does not have a core of employees that it sends to various companies, as do firms that provide temporary help or contract staffing. We believe that, as a professional employer organization only, *e*ESI is not a broker-dealer or an associated person of a broker-dealer.

12211 Huebner Road • San Antonio, Texas 78230 • www.eesipeo.com
Phone: (210) 495-1171 • (888) 465-1171 • Fax: (210) 495-1244

*e*ESI offers certain administrative employer services to the existing worksite employees of its clients. *e*ESI places its clients' employees onto *e*ESI's payroll, providing them with *e*ESI benefits and furnishing the client and the employees with human resource functions. These functions include human resource consulting services pertaining to advice regarding compliance with applicable employment laws, the provision of benefit services (e.g., health, dental, life, and accidental death and disability insurance policies, and 401(k) plans), the provision of workers' compensation benefits (including risk management services), the provision of unemployment compensation benefits, and the provision of payroll processing services. The insurance products to be provided by *e*ESI are traditional insurance products and would not be "securities" as defined under the federal securities laws.

*e*ESI does not manage the business of its clients. The employees placed on eESI's payroll are at all time subject to the client's supervision. *e*ESI has no control over the worksite at which, or from which, clients' employees perform their services. The client retains the right and obligation to direct its worksite employees as is necessary for the operation of such client's business, including the discharge of any fiduciary duty or compliance with any applicable registration, licensing, regulatory or statutory requirements. Accordingly, the client remains subject to oversight and discipline by the Commission, other relevant governmental regulatory authorities and applicable self-regulatory organizations (each, and collectively, referred to as "SROs") for any inappropriate actions engaged in by the client or the client's employees at is worksite. In sum, while the employees placed on *e*ESI's payroll are employees of *e*ESI for purposes of applicable employment laws, they are employees of the clients for purposes of the securities laws, rules and regulations in all respects.

The agreement between *e*ESI and any broker-dealer's who choose to do business with *e*ESI, will provide, among other things, the following:

I. *e*ESI's broker-dealer clients will be obligated to comply with all applicable federal, state, and local regulations and registration and licensing requirements.

II. *e*ESI's broker-dealer clients will have sole and exclusive direction and control over the day-to-day professional activities of all of their employees.

III. *e*ESI's broker-dealer clients will be responsible for recruitment, proper registration, licensing, training and supervision of all of their employees with respect to broker-dealer obligations under all applicable securities laws, rules and regulations.

IV. *e*ESI's broker-dealer clients will retain the right to discipline and terminate all of their employees.

V. All books and records in the possession of *e*ESI relating to the services provided to a broker-dealer client will be made available for inspection by the Commission, any SRO or any other regulatory authority with jurisdiction over the broker-dealer's business.

VI. All employees of a broker-dealer client who are, or are required to be, registered or licensed by the Commission, any SRO or any other regulatory authority with jurisdiction over the broker-dealer's business will be deemed to be employees of the broker-dealer client for such registration, licensing, or regulatory purposes.

VII. Broker-dealer clients will not assert that the existence of a professional employer arrangement with *e*ESI in any way affects the ability of the Commission, and SRO, or any other relevant regulatory authority to regulate or discipline any broker-dealer client or employee of such broker-dealer client.

VIII. *e*ESI will not engage in any securities-related activities that would require registration as a broker-dealer such as brokerage services.

Control of the day-to-day operations and professional activities of the broker-dealer will remain with the broker-dealer. In this regard, the broker-dealer will continue to maintain and handle all books and records that the Commission, and applicable SRO, or any other relevant regulatory authority may require of a broker-dealer, and will continue to make such books and records available for inspection by the Commission, any other relevant regulatory authority and any SRO of which the broker-dealer is a member.

Similarly, the broker-dealer will continue to maintain and handle all funds and securities of the broker-dealer's customers. *e*ESI will receive payment from the broker-dealer for compensation that *e*ESI will then pay to broker-dealer personnel who have been placed on *e*ESI's payroll. In this regard, *e*ESI will impose an administrative fee for its services by adding a profit margin to its costs based on gross payroll.

Such charges will not be based upon brokerage commission earned by either the employees of the broker-dealer or the broker-dealer itself. *e*ESI will have no discretion concerning the amount or frequency of the salary, wage, commission, or bonus payments to employees of the broker-dealer who have been placed on *e*ESI's payroll, except that *e*ESI shall require that all compensation is paid in a timely manner as required by law. The broker-dealer will be responsible for informing *e*ESI of the payments that are to be made to such personnel. Such books and records relating thereto will be deemed property of the broker-dealer and will be available for inspection by the Commission and any SRO of which the broker-dealer is a member.

In addition, the broker-dealer will retain the traditional rights of an employer, including the right to hire, set compensation for, terminate, discipline, and reassign personnel of the broker-dealer who have been placed on *e*ESI's payroll. The broker-dealer will retain the responsibility for supervision and control with regard to the employees' performance of their securities duties, and the same individuals will continue in their capacity as registered representatives of the broker-dealer after the contract between *e*ESI and the broker-dealer client is executed. Similarly, the broker-dealer will be responsible for registration and training of the employees with regard to any regulated function. Each employee of the broker-dealer will continue to be held out to the public as the broker-dealer's registered representative and agent in effecting securities transactions. The broker-dealer will be liable for the acts or omissions of each employee after the agreement between *e*ESI and the broker-dealer is entered into, to the same extent that it had been liable prior to execution of such agreement. In this regard, each employee of the broker-dealer, as well as the broker-dealer, will be subject to the same jurisdiction of the Commission and of other relevant regulatory authorities and SROs both before as well as after entering into such agreement.

In any promotional material that *e*ESI distributes, *e*ESI will not in any way distribute promotional advertisements related to brokerage activities. In any promotional activities, *e*ESI will mention that it offers professional employer services, but will in no way mention that it is in any way engaged in any brokerage services. In addition, *e*ESI will not identify or endorse any broker-dealer in it promotional materials.

A PEO such as *e*ESI possesses neither the expertise nor the desire to manage its clients' businesses. Thus, *e*ESI will not presume to tell a brokerage firm how to transact its business or attempt to exercise any influence or control with respect to the broker-dealer's conduct of its business.

Section 3(a)(4) of the Exchange Act defines the term "broker," in relevant part, as "any person engaged in the business of effecting transaction in securities for the account of others." Section 3(a)(5) of the Exchange Act defines the term "dealer," in relevant part, as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise."

Based upon the facts set forth above, we are of the view that *e*ESI does not become a broker-dealer by entering into a contract with a broker-dealer to provide the professional employer services described herein. As noted above, the staff has adopted this position in a number of recent no-action letters.

Consistent with the foregoing, we respectfully request that the Division advise *e*ESI that it will not recommend to the Commission that it take any enforcement action under Section 15(a) of the Exchange Act if *e*ESI carries out the Professional Employer Organization activities described above without registering with the Commission as a broker-dealer.

If you believe that the Staff of the Division cannot issue a letter in accordance with this request based upon the facts specified above, we respectfully request that you contact the undersigned at (210) 495-1171 or, in my absence, Tammy Alva so that we may discuss your concerns.

Please stamp one of the enclosed eight (8) copies of this letter, to acknowledge receipt of this submission, and return the same in the self-addressed stamped envelope provided for that purpose. Thank you for your consideration of this matter.

Sincerely,



Tanya Perez
President

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: December 5, 2007

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

No-Action Request of eEmployers Solutions, Inc.

END